UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                              THOUSAND TRAILS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   917326-10-0
                                 (CUSIP Number)

                                 Iris B. Rosken
                       Carl Marks Management Company, L.P.
                              135 East 57Th Street
                               New York, NY 10022

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                January 19, 2001
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                               Page 1 of 9 pages

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 2 of 9 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Strategic Investments, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,153,848 shares**
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,153,848 shares**
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,153,848 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.0%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 3 of 9 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Strategic Investments II, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,140,481 shares**
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,140,481 shares**
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,140,481 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 4 of 9 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Carl Marks Management Company, L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     4,294,329 shares**
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       4,294,329 shares**
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,294,329 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 5 of 9 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Andrew M. Boas
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     43,269 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     4,296,917 shares**
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       43,269 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     4,296,917 shares**
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,340,186 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 6 of 9 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert C. Ruocco
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     4,294,329 shares**
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     4,294,329 shares**
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,294,329 shares**
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.2%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 7 of 9 Pages
---------------------                                          -----------------


ITEM 1.  SECURITY AND ISSUER

     This Amendment No. 11 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand Trails, Inc. (formerly USTrails Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

     This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act "). This Amendment further amends (and restates in full) a Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 7, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated August 12, 1996, Amendment. No. 6, dated December 12, 1996, Amendment No. 7, dated December 27, 1996, Amendment No. 8, dated November 6, 1997, Amendment No. 9, dated April 22, 1999, and Amendment No. 10, dated July 26, 1999 (the "Original Schedule 13D" ).

     Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total consideration utilized by Partnership I to acquire an additional 316,985 shares of Common Stock reported herein was $1,584,925 in cash, the source of which was its investment capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Partnership I owned beneficially 3,153,848 shares of Common Stock, constituting approximately 39.0% of the outstanding shares. In its capacity as general partner of Partnership I, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 8 of 9 Pages
---------------------                                          -----------------


     On December 19, 2000, Mr. Boas was granted, in his capacity as a director of the Company, options to purchase 2,500 shares of Common Stock at an exercise price of $4.75 per share.

     By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 3,158,848 shares (39.0%); (ii) Partnership II, 1,140,481 shares (14.1%); (iii)
the General Partner, 4,294,329 shares (44.2%); (iv) Mr. Boas, 4,340,186 shares, including options to purchase 31,700 shares (53.7%); and (v) Mr. Ruocco, 4,294,329 shares (44.2%). The Account no longer owns any shares of Common Stock

     (c) On January 19, 2001, Partnership I purchased 316,985 shares of Common Stock, in a negotiated transaction with the Account, at a price of $5.00 per share, net.

     Except as aforesaid, or as previously reported in the Original Schedule 13D, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 917326-10-0                                          Page 9 of 9 Pages
---------------------                                          -----------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 8,2001

                           CARL MARKS STRATEGIC INVESTMENTS, L.P.
                           By: Carl Marks Management Company, L.P.,
                                 General Partner

                           By: /s/ Andrew M. Boas
                               --------------------------------------
                               Andrew M. Boas, a General Partner


                           CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                           By: Carl Marks Management Company, L.P.,
                                 General Partner

                           By: /s/ Andrew M. Boas
                               --------------------------------------
                               Andrew M. Boas, a General Partner


                           CARL MARKS MANAGEMENT COMPANY, L.P.

                           By: /s/ Andrew M. Boas
                               --------------------------------------
                               Andrew M. Boas, a General Partner


                           /s/ Andrew M. Boas
                           --------------------------------------
                           ANDREW M. BOAS

                           /s/ Robert C. Ruocco
                           --------------------------------------
                           ROBERT C. RUOCCO